

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 12, 2022

Michele Ciavarella
Executive Chairman and Interim Chief Executive Officer
Elys Game Technology, Corp.
107 E. Warm Spring Road
Las Vegas, Nevada 89119

> **Re: Elys Game Technology, Corp.**
> **Registration Statement on Form S-1**
> **Filed September 2, 2022**
> **File No. 333-267238**

Dear Mr. Ciavarella:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Leslie Marlow